EXHIBIT 4.1
                                TALENT AGREEMENT
                                ----------------

     THIS AGREEMENT ("AGREEMENT") BY AND BETWEEN THE ZKID NETWORK (THE "COMPANY") AND BRIAN URLACHER ("URLACHER") WHO SHALL ACT AS SPOKESPERSON FOR THE ZKID NETWORK AND ITS WEBSITE ("PRODUCT") IN WHICH THE PARTIES AGREE TO THE
FOLLOWING:

     URLACHER REPRESENTS, WARRANTS AND COVENANTS THAT HE WILL EXERCISE HIS BEST REASONABLE EFFORTS FOR AND ON BEHALF OF THE COMPANY IN CONNECTION WITH ALL SERVICES TO BE PERFORMED PURSUANT TO THIS AGREEMENT. ALL SERVICES TO BE PERFORMED BY URLACHER IN EXECUTION OF THIS AGREEMENT SHALL BE PERFORMED IN THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS, PUERTO RICO AND CANADA (HEREINAFTER REFERRED TO AS "TERRITORY"), WITH THE EXCEPTION OF THE INTERNET, WHICH IS WORLDWIDE.

1.     PROMOTIONAL RIGHTS AND SERVICE DAYS

     Urlacher grants to the Company the following rights during the Term:

     The right to use Urlacher and Urlacher's name, reputation and still image only, in the Territory, for the Product as part of any materials produced to support the Product; in all approved materials (i.e., billboards, subway/bus ads) all Point-of-Sale (POS) advertising displays materials used for in-store support (stand-ups, counter cards, posters, etc.), print advertising and printed promotional materials for Product; and all print, press and public relations printed materials regarding the Product (collectively hereinafter referred to as the "Promotional Materials"). Except as set forth otherwise in this Paragraph, use by the Company shall cease upon termination of this Agreement. It is understood and agreed however, that a It is understood that after Promotional Materials have been issued by the Company to third parties, how and when the Promotional Materials are used by unrelated third parties is no longer under their control, so that media usage may occur outside the Term and is not the responsibility of the Company.

a) Urlacher shall have the right to approve all commercial copy, layouts and depiction of his likeness and any use of his name or image prior to any use thereof. Approval shall not be unreasonably withheld. Urlacher agrees to respond to all requests for approval within ten (10) business days of receipt of request, or such request shall be deemed approved.

b) Urlacher agrees to make reasonable efforts to be available during the NFL regular season for services requested in the Chicagoland area.

c) All service days shall be non-consecutive during the Term and do not include travel.

d) The Company will limit its use of the Urlacher name, likeness, reputation and image to the products and in accordance with the terms of this Agreement and in a way that is not, in any way, an endorsement of any other company, product or service. This includes, but is not limited to use of the Urlacher name, likeness, voice, reputation and image for the In-Store Studio Network ("ISSN").

2.     TERM

The Term ("Term") of this agreement will begin on March 1, 2004 and terminate on February 28, 2005. In the event both parties mutually agree to extend the term of this Agreement, a document reflecting the terms of that extension must be executed no later than December 1, 2004.

3.     PRINT ONLY (INCLUDING INTERNET IMAGES)

     Urlacher's time requirement for the above activities shall be the following:

a)     Urlacher agrees to be available for one (1) shooting day for up to two

(2) hours per day (not including travel) for the following: Print production and all edits and versions.

b) The date and location of the shoot date to be mutually agreed upon between the parties.

4.     PERSONAL APPEARANCES

a) During the Term, Urlacher agrees to be available for two (2) appearances, for one (1) hour each appearance, where Urlacher will meet/greet and pose for photos at Chicago area schools for the Company (Company promotion/ computer donation).

b) The date, time and location of each appearance to be mutually agreed upon between the parties.

5.     ADDITIONAL CONSIDERATION AND AUTOGRAPHS

a) Urlacher agrees to allow Company to place a link on his website (Brianurlacher.com), directing website viewers to the Company's website or a designated website promoting the Product. Any link proposed for direction to, must first be approved by Urlacher or his authorized representatives.

b) Urlacher agrees to sign twenty-five (25) additional items per year for Company. The Company shall bear all costs related to providing the items for Urlacher to sign. The Company agrees they will not sell any items autographed by Urlacher.

6.     MORALS CLAUSE

This Agreement is for Urlacher's personal services and use of his name, likeness and image. The Company may terminate this Agreement if Urlacher is convicted for a non-traffic crime or alcohol related crime and no further payment shall be made on or after that date except for any sums due and outstanding. All fees paid to Urlacher for services not yet rendered or usages to the extent already received by Urlacher shall be due back to the Company.


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7.     CONSIDERATION/COMPENSATION

In consideration of Urlacher's performance of personal services provided in support of the Product, including use of his likeness, reputation and image, Company agrees to pay Urlacher according to the following schedule:

a) An initial payment of thirty thousand dollars ($30,000.00) due upon execution of this Agreement. Payment shall be in the form of a Company check.

b) A second payment of one hundred twenty thousand dollars ($120,000.00) due within sixty (60) days the execution of this Agreement. Payment shall be in the form of a Company check.

c) Also upon execution of this Agreement, Urlacher is to receive two million (2,000,000) restricted shares of the common stock of the Company's stock (ZKID - OTCBB). These shares shall only be restricted with respect to time, such time period shall not restrict Urlacher from selling or trading these shares for a period longer than one year from the execution of this Agreement.

* Upon the expiration of the restricted period (one year from the execution of this Agreement) the Company agrees to guarantee that Urlacher's cumulative restricted stock holdings have a minimum market value of three hundred fifty thousand dollars ($350,000.00). In the event that Urlacher's two million (2,000,000) shares do not have a market value of three hundred fifty thousand dollars ($350,000.00), the Company shall immediately issue Urlacher an amount of unrestricted shares of the Company's common stock to bring Urlacher's cumulative holdings to a market value of three hundred fifty thousand dollars ($350,000.00).

All payments for Urlacher are to be made to Brian Urlacher c/o BU Enterprises (Fed ID# 68-0492287) and sent to Brian Urlacher at 301 Belle Foret, Lake Bluff, IL 60044.

8.     TERMINATION

a) The Company shall not be required to request Urlacher or Urlacher's services or the product of those services, it being understood that its only obligation shall be to make the payments required pursuant to the provisions of this Agreement. The Company shall also have the right to terminate this Agreement in the event Urlacher is convicted with a felony or publicly disparages the Company and/or its products in any form of widely circulated media (e.g., newspapers, magazines, televisions, etc.). All fees paid to Urlacher for services not yet rendered to the extent already received by Urlacher shall be due back to Company.

b) In the event that the Company cancels this Agreement for any other reason than force majeure or breach by Urlacher, Urlacher is to receive, as liquidated damages, a one-time payment of two hundred fifty thousand dollars ($250,000.00), this payment is due immediately upon Company's cancellation of this Agreement.

c) If Urlacher wishes to terminate this Agreement prior to the full course of its Term for any reason other than force majeure, mutually acceptable terms or breach by Company, he shall compensate Company in an amount equal to eighty percent (80%) of all compensation already received from Company up to the point of termination, this includes 80% of the present value of the restricted stock. Upon the Company's receipt of Urlacher's notice of termination, this Agreement shall immediately terminate with payment due in thirty (30) days.

9.     INDEPENDENT CONTRACTOR

In performing services under this Agreement, Urlacher shall operate as, and have the status of, an independent contractor and shall not act as or be an agent or employee of Company. As an independent contractor, Urlacher shall be solely responsible for determining the means, manner and method for performing said services. Company shall have no right to control or to exercise any supervision over Urlacher as to performance under this Agreement. Urlacher is not entitled to worker's compensation benefits and Urlacher is obligated to pay all taxes on all amounts earned pursuant to this Agreement.

10.     TRADEMARKS, TRADE NAMES AND COPYRIGHTABLE MATERIALS

Urlacher shall not have the right to use Company's trademarks, trade names, service marks, logos or any copyrightable materials containing said trademarks or names without Company's prior written consent. The form of all usage of said trademarks, trade names or copyrightable materials shall be under the strict control and supervision of Company and subject to Company's prior approval.

11.     INDEMNIFICATION/ INSURANCE

a) Company hereby agrees to indemnify, defend and hold Urlacher, Urlacher's heirs and Urlacher's agents and employees, harmless from and against any and all claims losses, damages, cost, and expenses (including reasonable attorney's fees), liabilities, judgments, fines and penalties resulting from any claims, proceedings or actions (whether or not finally adjudicated and including any settlement thereof) arising out of or relating to, in connection with, or on account of; (a) any breach or alleged breach by Company of any warranty, representation, obligation or covenant hereof, unless the result of Urlacher's gross negligence or willful misconduct or (b) out of Company's use of the Promotional Materials produced hereunder (which shall be subject to Urlacher's prior written approval) and or (c) personal injury or death resulting from the use of the products advertised therein or the duties stated above; provided however, that Urlacher agrees to give Company written notice of any claim or litigation to which the indemnification set forth in this Section applies.

b) Urlacher hereby agrees to indemnify, defend and hold Company, its officers, and employees, harmless from and against any and all claims losses, damages, cost, and expenses (including reasonable attorney's fees), liabilities, judgments, fines and penalties resulting from any claims, proceedings or actions (whether or not finally adjudicated and including any settlement thereof) arising out of or relating to, in connection with, or on account of breach or alleged breach by Urlacher of any warranty, representation, obligation or covenant hereof, out of provided however, that Company agrees to give Urlacher written notice of any claim or litigation to which the indemnification set forth in this Section applies.

c) Company shall add Urlacher as an additional insured to Company's general liability and product liability policies and upon request of Urlacher or his agents or employees shall deliver to Urlacher a certificate evidencing such insurance.


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12.     EXPENSES

Company shall provide and pay for Urlacher's travel related expenses related to the services for this Agreement. For the purpose of this Agreement, expenses shall mean: two first class round-trip air fares, first class ground transportation related to all services, first class hotel, with Urlacher's requested appearances, including any travel days. Company shall also be responsible for hair & makeup.

13.     CONFIDENTIALITY

The parties acknowledge and agree that all terms and conditions of this Agreement, as well as any non-public information received by either party with respect to the other, are strictly confidential and shall not be disclosed.

14.     INCAPACITY, DEFAULT, FORCE MAJEURE

In the event of Urlacher's incapacity including, without imitation, any disfigurement, physical or mental disability, or such illness as causes Urlacher to be unable to render the services provided herein, at any time during the Term of this Agreement, or if Company is unable to use the Services or the Promotional Materials because of war, act of God, strike, labor dispute, or some other force majeure event then the parties hereto shall be excused from further performance hereunder for the duration of such event, and the excused services will be rescheduled and provided at a date, time and location mutually agreed upon by the parties. In addition, the Term hereof shall be extended for a length of time equal to the period of excused performance, but no longer than one (1) year.

15.     GOVERNING LAW AND VENUE

This Agreement shall be deemed to have been made and accepted in Illinois and the parties agree that the laws of the State of Illinois shall govern this Agreement and any interpretations or construction thereof. Any action pertaining to this Agreement shall be commenced and prosecuted in the courts of Cook County, Illinois, and each party hereby submits to the jurisdiction of said courts and waives the right to change venue.

16.     NOTICE

Notice required under this Agreement shall be made in writing by personal delivery, telecopy with confirmation of receipt, facsimile transmission or certified mail. In case of notice to Company, notice shall be made to ZKID Network c/o Jon A. Darmstader, 666 Dundee Road, Northbrook, IL 60062. In case of notice to Urlacher, notice shall be made to: Thomas Raines, Esq., 1 South Wacker Drive, Suite 3890, Chicago, IL 60606.

17.     ABILITY TO CONTRACT

Urlacher represents that he is not subject to any restrictive obligations imposed by former clients or any other person that would impair his best efforts for and on behalf of Company in connection with services to be performed pursuant to this Agreement. Urlacher, in signing this agreement represents and warrants to Company he has the ability to contract on his own behalf. The representative of Company in signing this Agreement represents and warrants to Urlacher that he or she has the ability to contract on Company's behalf.

18.     AMENDMENT

This Agreement may not be amended except in writing and properly executed by the parties hereto. Except as specifically amended, this Agreement shall remain in full force and effect.

19.     ENTIRE AGREEMENT

There are no understandings between the parties hereto as to the subject matter of this Agreement other than as herein set forth. All previous communications concerning the subject matter of this Agreement are hereby superseded and this Agreement shall constitute the entire and integrated Agreement between the parties.


ACKNOWLEDGED AND ACCEPTED BY:


ZKID NETWORK                                  BRIAN URLACHER

/S/ Jon Darmstadter                           /S/ Brian Urlacher
-------------------                           -------------------
By JON DARMSTADTER                            By BRIAN URLACHER

Date February 27, 2004